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                                                                  EXHIBIT (e)(6)
                 RELATIONSHIP AND TRANSACTIONS WITH THE LIMITED

  The Limited owns 100% of the outstanding Class B Common Stock of Intimate Brands, which represents approximately 94% of the combined voting power of all of Intimate Brands' outstanding Common Stock. The Limited has advised Intimate Brands that it currently intends to continue to hold all of the Class B Common Stock beneficially owned by it. The Limited has no agreement with Intimate Brands not to sell or distribute such shares and there can be no assurance concerning the period of time during which The Limited will maintain its beneficial ownership of Common Stock. Beneficial ownership of at least 80% of the total voting power and value of the outstanding Common Stock is required in order for The Limited to continue to include Intimate Brands in its consolidated group for federal income tax purposes and ownership of at least 80% of the total voting power and 80% of each class of nonvoting capital stock is required in order for The Limited to be able to effect a tax-free spin-off of Intimate Brands in the future.

Intercompany arrangements

  Intimate Brands' relationship with The Limited is governed, in part, by agreements entered into in connection with the Initial Public Offering, including a services agreement, a corporate agreement, several lease agreements, several shared facilities agreements and a tax-sharing agreement, the material terms of which are summarized below.

  Because the following description of the material terms of the agreements is only a summary, it is not necessarily complete and is qualified in its entirety by reference to the relevant agreements. Copies of the forms of agreements were filed with the Commission as exhibits to Intimate Brands' Registration Statement filed in connection with the Initial Public Offering, and are available for inspection at the Commission.

  Services Agreement. Intimate Brands and The Limited are parties to an intercompany services and operating agreement (the "Services Agreement") with respect to services provided by The Limited (or subsidiaries of The Limited) to Intimate Brands. The services provided by The Limited to Intimate Brands include, among other things, certain accounting, aircraft, associate benefit plan administration, audit, cash management, corporate development, corporate secretary, governmental affairs, human resources and compensation, import and shipping, information systems, international expansion, investor and public relations, legal, real estate, risk management, store design/planning, tax and treasury services. The Services Agreement provides that such services are to be provided in exchange for fees which (based on current costs for such services) management believes do not exceed fees that would be paid if such services were provided by independent third parties. Under the Services Agreement, the fees for services provided by The Limited to Intimate Brands during 2000 were approximately $134,636,000.

  In addition to the identified services, during fiscal 2000, The Limited continued coverage of Intimate Brands under The Limited's umbrella liability, property, casualty and fiduciary insurance policies. Intimate Brands reimburses The Limited for the portion of The Limited's premium cost with respect to such insurance that is attributable to coverage of Intimate Brands. Either The Limited or Intimate Brands may terminate this coverage under The Limited's policies at any time upon prior written notice during the 90 days prior to the anniversary date of the policy, provided that termination of coverage by Intimate Brands may only be for nonpayment and only if a replacement policy, acceptable to The Limited, is entered into by Intimate Brands.

  The Services Agreement further provides for eligible associates of Intimate Brands to participate in The Limited's associate benefit plans. In addition to a monthly services fee, Intimate Brands reimburses The Limited for The Limited's costs (including any contributions and premium costs and including certain third-party expenses and allocations of certain personnel expenses of The Limited) relating to participation by Intimate Brands' associates in any of The Limited's benefit plans.

  The Services Agreement has an initial term of five years (commencing on October 23, 1995) and will be renewed automatically thereafter for successive one-year terms, unless either Intimate Brands or The Limited elects not to renew the Services Agreement. After the initial five-year term, the Services Agreement may be terminated at any time by either party upon six months' written notice. Furthermore, the Services Agreement is subject to early termination by either Intimate Brands or The Limited upon six months' written notice if The


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Limited ceases to own shares of Common Stock representing more than 50% of the combined voting power of the Common Stock of Intimate Brands, whether as a result of a tax-free spin-off of Intimate Brands or otherwise.

  Lease Agreement. The businesses operated by Intimate Brands entered into lease agreements with The Limited or one or more subsidiaries of The Limited (collectively, the "Lease Agreement"). Under the Lease Agreement, The Limited, directly or indirectly, leased to the relevant businesses of Intimate Brands a distribution center and headquarters office space. The Lease Agreement provides for the lessee to lease space at an average annual rental rate equal to $16.15 per square foot, in the case of office space, and $4.35 per square foot, in the case of the distribution centers, subject to adjustment based on the consumer price index every year. Intimate Brands paid The Limited (or subsidiaries of The Limited) approximately $14,096,000 in lease payments during 2000.

  The Lease Agreement has an initial term of fifteen years (commencing on October 23, 1995) and will be renewed automatically thereafter for successive five-year terms unless either the lessor or lessee (or sublessor or sublessee) elects not to renew the Lease Agreement upon at least one year's notice.

  Shared Facilities Agreement. Certain businesses operated by Intimate Brands and certain businesses operated by The Limited entered into shared facilities agreements (collectively, the "Shared Facilities Agreement") pursuant to which the relevant businesses operated by Intimate Brands sub-leased facilities from the relevant businesses operated by The Limited. Under the Shared Facilities Agreement, the sublessee is responsible for its pro rata share (based on square feet occupied) of all costs and expenses (principally fixed rent) under the relevant lease, plus the portion of any performance-based rent attributable to the sublessee. In 2000, Intimate Brands paid The Limited approximately $31,707,000 for the portion of the cost and expenses attributable to it under the relevant leases.

  Tax-Sharing Agreement. Intimate Brands is included in The Limited's federal consolidated income tax group and Intimate Brands' federal income tax liability is included in the consolidated federal income tax liability of The Limited and its subsidiaries. In certain circumstances, certain subsidiaries of Intimate Brands are also included with certain subsidiaries of The Limited (other than subsidiaries of Intimate Brands) in combined, consolidated or unitary income tax groups for state and local tax purposes. Intimate Brands and The Limited entered into a tax-sharing agreement (the "Tax-Sharing Agreement") pursuant to which Intimate Brands and The Limited make payments between them such that, with respect to any period, the amount of taxes to be paid by Intimate Brands, subject to certain adjustments, will be determined as though Intimate Brands were to file separate federal, state and local income tax returns (including, except as provided below, any amounts determined to be due as a result of a redetermination of the tax liability of The Limited arising from an audit or otherwise) as the common parent of an affiliated group of corporations filing combined, consolidated or unitary (as applicable) federal, state and local returns rather than a consolidated subsidiary of The Limited with respect to federal, state and local income taxes. Intimate Brands will be reimbursed, however, for tax attributes that it generates, such as net operating losses, if and when they are used on a consolidated basis.

  In determining the amount of tax-sharing payments under the Tax-Sharing Agreement, The Limited prepares for Intimate Brands pro forma returns with respect to federal and applicable state and local income taxes that reflect the same positions and elections used by The Limited in preparing the returns for The Limited's consolidated group and other applicable groups. The Limited continues to have all the rights of a parent of a consolidated group (and similar rights provided for by applicable state and local law with respect to a parent of a combined, consolidated or unitary group), is the sole and exclusive agent for Intimate Brands in any


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and all matters relating to the income, franchise and similar tax liabilities of
Intimate Brands, is solely and exclusively responsible for the preparation and filing of consolidated federal and consolidated or combined state income tax returns (or amended returns), and has the power, in its sole discretion, to contest or compromise any asserted tax adjustment or deficiency and to file, litigate or compromise any claim for refund on behalf of Intimate Brands. In addition, The Limited provides the aforementioned services with respect to Intimate Brands' separate state and local returns and Intimate Brands' foreign returns. Under the Tax-Sharing Agreement, Intimate Brands must pay The Limited a fee intended to reimburse The Limited for all direct and indirect costs and expenses incurred with respect to Intimate Brands' share of the overall costs and expenses incurred by The Limited with respect to tax-related services.

  In general, Intimate Brands will be included in The Limited's consolidated group for federal income tax purposes for so long as The Limited beneficially owns at least 80% of the total voting power and value of the outstanding Common Stock. Each member of a consolidated group is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the Tax-Sharing Agreement allocates tax liabilities between Intimate Brands and The Limited, during the period in which Intimate Brands is included in The Limited's consolidated group, Intimate Brands could be liable in the event that any federal tax liability is incurred, but not discharged, by any other member of The Limited's consolidated group.

  Corporate Agreement. Intimate Brands and The Limited are parties to a corporate agreement (the "Corporate Agreement") under which Intimate Brands granted to The Limited a continuing option, transferable to any of its subsidiaries, to purchase, under certain circumstances, additional shares of Class B Common Stock or shares of nonvoting capital stock of Intimate Brands (the "Stock Option"). The Corporate Agreement further provides that, upon the request of The Limited, Intimate Brands will use its best efforts to register under the applicable federal and state securities laws any of the shares of Class B Common Stock and nonvoting capital stock (and any other securities issued in respect of or in exchange for either) held by The Limited for sale in accordance with The Limited's intended method of disposition thereof, and will take such other actions as may be necessary to permit the sale thereof in other jurisdictions, subject to certain limitations specified in the Corporate Agreement. Intimate Brands will pay all out-of-pocket costs and expenses relating to each such registration that The Limited requests or in which The Limited participates. The Corporate Agreement also restricts Intimate Brands from taking certain actions for so long as The Limited maintains beneficial ownership of a majority of the number of outstanding shares of Intimate Brands' Common Stock.



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